SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       __________________________________

                  For the fiscal year ended December 31, 2003

                          Commission File Number 0-692

                       NORTHWESTERN ENERGY, A DIVISION OF
                        NORTHWESTERN CORPORATION, 401(K)
                                 RETIREMENT PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104


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                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm                       3

Financial Statements

   Statement of Net Assets Available for Benefits,
     December 31, 2003 and 2002                                               4

   Statement of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2003 and 2002                                   5

Notes to Financial Statements                                                 6

Supplemental Schedule:

   Schedule of Assets (Held at End of Year),
     December 31, 2003                                                       10

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)      12

                                       2


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of
NorthWestern Energy, a division of NorthWestern
   Corporation, 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the NorthWestern Energy, a division of NorthWestern Corporation, 401(k) Retirement Plan (the "Plan") as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Deloitte and Touche LLP
June 11, 2004

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NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------
                                                       2003              2002

ASSETS:
  Cash                                           $          -      $    529,231
  Investments, at current value:
   NorthWestern Corporation common stock                  554            31,633
   Touch America common stock                          34,745         1,240,713
   Investments in mutual funds                    100,790,833        80,786,429
   Common collective trust                                134             2,545
  Participant loans                                 3,160,638         3,882,178
                                                 ------------      ------------
    Total investments at fair value               103,986,904        86,472,729

  Contributions receivable                                  -           246,670
  Receivable from brokers for securities sold          53,547             8,296
                                                 ------------      ------------
    Total assets                                  104,040,451        86,727,695

LIABILITIES -
  Due brokers for securities purchased                 33,249             8,347
  Overdraft payable                                    20,369                 -
                                                 ------------      ------------
    Total liabilities                                  53,618             8,347
                                                 ------------      ------------
  NET ASSETS AVAILABLE FOR BENEFITS              $103,986,833       $86,719,348
                                                 ============      ============

See notes to financial statements.

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NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN CORPORATION, 401(k)
RETIREMENT PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------
                                                       2003              2002

ADDITIONS:
INVESTMENT INCOME -
  Dividends and interest                         $  1,329,313       $ 2,292,494

CONTRIBUTIONS:
  Company                                           2,526,008         2,759,386
  Participants                                      5,142,562         5,404,305
                                                 ------------       ------------
  Total additions                                   8,997,883        10,456,185

DEDUCTIONS:
PARTICIPANTS' WITHDRAWALS                           8,089,268         4,921,689
TRANSFER OF INVESTMENTS TO TOUCH AMERICA
  (Note 3)                                                  -         2,450,102
                                                 ------------       ------------
    Total deductions                                8,089,268         7,371,791

GAIN/(LOSS) ON INVESTMENTS -
  Net appreciation/(depreciation) in
    current value of investments                   16,358,870       (29,715,177)
                                                 ------------       ------------
NET INCREASE/(DECREASE)                            17,267,485       (26,630,783)

NET ASSETS AVAILABLE FOR BENEFITS AT
  BEGINNING OF YEAR                                86,719,348       113,350,131
                                                 ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS AT
  END OF YEAR                                    $103,986,833      $ 86,719,348
                                                 ============      ============

See notes to financial statements.

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN CORPORATION, 401(k) RETIREMENT PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The NorthWestern Energy (NWE) 401(k) Retirement Plan (the Plan) was established to provide a means for regular savings and investment by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     Participant Contributions - Participation in the Plan is voluntary and an employee becomes eligible to participate immediately upon hire. The plan contains an automatic enrollment feature that after 45 days of employment enrolls a new employee who has not already elected to participate. Participant deferrals are automatically set at 2% of compensation until modified or revoked. Participants may make a pretax and/or after-tax contribution from 1% to 20% of eligible compensation, subject to Internal Revenue Code (IRC) limitations. Pretax contributions are tax deferred under
     Section 401(k) of the IRC.

     Employer Contributions - NorthWestern Energy (the Company) contributes a matching percentage, which is determined as follows:

                                                Deferral
                                               Percentage         Applicable
                                              Eligible for         Matching
                                                Matching         Contribution
                                              Contribution        Percentage

     Nonunion participants                         4%               100%
     Union participants                          4 - 6%*          90 - 100%*

     *Dependent upon the various collective bargaining agreements.

     The participants' after-tax contributions are not matched by the Company.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of the earnings of the plan investments. The amounts allocated for earnings are based on the balance of each participant's account. The participant is entitled to the vested balance in the account.

     Vesting and Benefit Payments - Participants are immediately 100% vested in their personal contributions, company contributions, earnings, and rollover contributions. Benefits are payable upon death, termination of employment, attainment of age 59-1/2, disability, or termination of the Plan.

     Participant Loans - A loan is granted to a participant who is an active employee and submits a written application to Mellon Employee Benefits Solutions (MEBS). The minimum loan amount is $1,000, and the maximum is the lesser of $50,000 or 50% of the participant's vested account balance or the sum of the participant's pretax, after-tax, and rollover accounts. The interest rate for all such loans is the prime rate announced periodically by the U.S. Treasury, plus 1%. Each participant is only allowed to have two outstanding loans at a time. The maximum term of loans is generally five years, or twenty years for the purchase of a principal residence.

     Investment Options - Upon enrollment in the Plan, participants may elect to have their contributions invested in any one or a combination of the twelve mutual funds available or in NorthWestern Corporation common stock. Prior to November 1, 2001 company contributions were invested in Touch America Company common stock. Effective November 1, 2001, company contributions are invested in the same manner as the participants' pretax contributions.

     Participants have the option of selling their shares of Touch America Company and NorthWestern Corporation common stock and investing the funds into the mutual funds available.

     Participants may elect to change their investment options daily.

     Payment of Benefits - Withdrawals from the mutual funds are paid in cash. Withdrawals of Touch America and NorthWestern Corporation stock are at the option of the employee, and may be in either cash or shares. Payments are to be made in lump-sum distributions.

     Plan Administration - The Board of Directors of NorthWestern Corporation has appointed a supervisory committee of employees to administer the Plan. The Plan's trustee is Boston Safe Deposit and Trust and record-keeping duties are handled by Mellon Employee Benefits Solutions.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 and 2002. Actual results could differ from those estimates.

     Valuation of Investments - Assets invested in common stock and mutual funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31, 2003 and 2002 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the statement of changes in net assets available for benefits.

     The net appreciation or depreciation in the current value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment income and net appreciation (depreciation) in current value of investments are presented net of investment manager fees.

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


     Payment of Benefits - Benefits are recorded when paid.

     Contributions - Participant and employer contributions are transferred to the trustee or accrued in the period during which participant payroll deductions are made.

     Plan Expenses - Participants who are granted loans are assessed a one-time loan origination fee. The investment manager fees are paid by the Plan. All other expenses attributable to the administration of the Plan are paid by the Company.

3.   SEPARATION OF TOUCH AMERICA

     The Plan was amended and restated to separate the Montana Power Company and the Touch America Company employees and to transfer their associated 401k plan assets from the Plan to Touch America's retirement savings plan. During 2002, the remaining Touch America participant accounts assets, totaling $2,450,102, were transferred to Touch America's retirement savings plan.

4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under ERISA to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the trustee would continue to hold, invest, and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the committee upon such termination. In the event of plan termination, all nonvested participants would immediately become vested.

5.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 16, 2003 that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the appropriate section of the IRC. The Company believes that the plan is currently designed and being operated in compliance with the IRC and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   INVESTMENTS

     At December 31, 2003 and 2002, investments representing 5% or more of the Plan's net assets are as follows:
                                                      2003              2002

     Dreyfus Cash Management Plus Fund            $12,379,433       $12,890,389
     Dodge & Cox Stock Fund                        51,191,205        40,453,627
     Wells Fargo FDS Large Company Growth Fund     13,108,672        10,113,574
     Vanguard Bond Index Fund                       5,934,527         6,956,185

     The Plan's investments in mutual funds, NorthWestern Corporation common stock and Touch America Company common stock appreciated in value by $16,358,870 for the year ended December 31, 2003 as follows:

     Mutual funds                                         $  17,742,543
     NorthWestern Corporation common stock                   (1,542,975)
     Touch America Company common stock                         159,302
                                                          --------------
        Total investments                                 $  16,358,870
                                                          ==============


7.   PARTY-IN-INTEREST TRANSACTIONS

     The Plan has investments in NorthWestern Corporation common stock and in mutual funds affiliated with the custodian. These transactions qualify as exempt party-in-interest transactions.


8.   RISKS AND UNCERTAINTIES

     The Plan provides for investment in a variety of investment funds and NorthWestern Corporation and Touch America Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


9.   CORPORATE BANKRUPTCY

     On September 14, 2003, the Company sought protection from its creditors through a Chapter 11 bankruptcy filing in the United States Bankruptcy Court for the District of Delaware.

                                       9


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NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN


SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2003 (EIN #46-0172280)(Plan #103)
--------------------------------------------------------------------------------

                                                            Description of Investment Including
  Identity of Issuer, Borrower,                               Maturity Date, Rate of Interest                            Current
    Lessor or Similar Party                                  Collateral, par or Maturity Value             Cost           Value

NorthWestern Corp.*                                                    Common stock                         **       $        554
Touch America Holdings                                                 Common stock                         **             34,745
TBC Inc. Pooled Employee Daily                                         Common/collective trust              **                134
Advisors Inner Circle FD IM Small Co.                                  Mutual fund                          **          3,433,598
Dodge & Cox Stock Fund                                                 Mutual fund                          **         51,191,205
Dreyfus Cash Management Plus*                                          Money market                         **         12,379,433
Dreyfus Midcap Value Fund*                                             Mutual fund                          **          1,806,392
Dreyfus Premier Int'l Value Fund*                                      Mutual fund                          **          4,054,824
Putnam Int'l. Growth Fund CLA                                          Mutual fund                          **            576,859
Putnam Vista Fund Inc. Com                                             Mutual fund                          **            187,698
Vanguard Bond Index Fund                                               Mutual fund                          **          5,934,527
Vanguard Fixed Inc. SECS Fd Inc.                                       Mutual fund                          **          1,731,870
Vanguard Instl Index Fund                                              Mutual fund                          **          1,808,868
Wasatch Small Cap Growth Fund                                          Mutual fund                          **          4,576,887
Wells Fargo FDS Large Co. Growth Fund                                  Mutual fund                          **         13,108,672

Participant loans*                                                     5.00% - 10.50% loans, due            **
                                                                        2004 - 2024                                     3,160,638
                                                                                                                     -------------
                                                                                                                     $103,986,904
                                                                                                                     =============
*   Known party-in-interest

** Historical cost is omitted for participant-directed investments


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


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 NORTHWESTERN ENERGY, A DIVISION OF
                                   NORTHWESTERN CORPORATION, 401(K)
                                   RETIREMENT PLAN



Date:  June 28, 2004             By /s/ Gary G. Drook
                                    Chief Executive Officer


Date:  June 28, 2004             By /s/ Roger P. Schrum
                                    Vice President - Human Resources
                                    and Communications

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-56401 of NorthWestern Corporation (a Delaware corporation) and subsidiaries on Form S-8 of our report dated June 11, 2004, relating to the financial statements of the NorthWestern Energy 401(k) Plan for the year ended December 31, 2003, appearing in this Annual Report on Form 11-K.



/s/ Deloitte and Touche LLP
Minneapolis, Minnesota
June 23, 2004

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